INDUSTRIAL SUSTAINABILITY GROUP, INC.

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Independent Accountant's Review Report 2

Consolidated Balance Sheets 3

Consolidated Statements of Income 4

Consolidated Statements of Equity 5

Consolidated Statements of Cash Flows 6

Notes to the Consolidated Financial Statement 7



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Shareholders
Industrial Sustainability Group, Inc
Asbury, New Jersey

We have reviewed the accompanying consolidated financial statements of Industrial Sustainability Group, Inc, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income, consolidated statements of equity and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the condolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the Accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
March 31, 2021

INDUSTRIAL SUSTAINABILITY GROUP, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 142,689	$ 165,084
Accounts receivable, net	240,331	313,624
TOTAL CURRENT ASSETS	383,020	478,708
PROPERTY AND EQUIPMENT		
Property and equipment, net	553,616	586,117
OTHER ASSETS		
Loan to related party	73,860	-
	73,860	-
TOTAL ASSETS	$ 1,010,496	$ 1,064,825

LIABILITIES AND MEMBERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ 25,302	$ 42,150
Accrued expenses	8,356	13,095
Line of credit	10,280	-
Notes payable - related parties	-	3,974
SBA - PPP Loan	88,374	-
Notes payable - current portion	54,441	82,629
TOTAL CURRENT LIABILITIES	186,753	141,848
LONG-TERM LIABILITIES		
Notes payable	431,040	483,977
TOTAL LONG-TERM LIABILITIES	431,040	483,977
TOTAL LIABILITIES	617,793	625,825
MEMBERS' EQUITY		
Members' equity	392,703	439,000
TOTAL MEMBERS' EQUITY	392,703	439,000
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,010,496	$ 1,064,825

See independent accountant's review report and accompanying notes to financial statements.

INDUSTRIAL SUSTAINABILITY GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019

	2020	2019
REVENUES	$ 2,534,635	$ 2,003,644
COST OF GOODS SOLD	1,270,147	964,309
GROSS PROFIT	1,264,488	1,039,335
OPERATING EXPENSES		
Business development	93,479	63,746
Depreciation expense	42,550	40,833
General and administrative	226,339	221,917
Payroll expense	343,776	247,457
Rent and utilities expense	80,871	33,237
Sales and marketing	228,693	139,312
TOTAL OPERATING EXPENSES	1,015,708	746,502
NET OPERATING INCOME	248,780	292,833
OTHER INCOME/(EXPENSES)		
Other income	1,455	7,895
Interest expense	(42,628)	(27,032)
TOTAL OTHER INCOME/(EXPENSES)	(41,173)	(19,137)
NET INCOME	$ 207,607	$ 273,696

See independent accountant's review report and accompanying notes to financial statements.

INDUSTRIAL SUSTAINABILITY GROUP, INC.
CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019

	Members' Equity
BEGINNING BALANCE, JANUARY 1, 2019	416,062
Distributions	(250,758)
Net income	273,696
ENDING BALANCE, DECEMBER 31, 2019	$ 439,000
Distributions	(233,904)
Net income	207,607
ENDING BALANCE, DECEMBER 31, 2020	$ 392,703

See independent accountant's review report and accompanying notes to financial statements.

INDUSTRIAL SUSTAINABILITY GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 207,607	$ 273,696
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	42,550	40,833
(Increase) decrease in assets:		
Accounts receivable	73,293	(164,285)
Loan to related party	(73,860)	54,914
Increase (decrease) in liabilities:		
Accounts payable	(16,848)	(5,781)
Accrued expenses	(4,739)	(3,218)
CASH PROVIDED BY OPERATING ACTIVITIES	228,003	196,159
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(10,049)	(15,445)
CASH USED FOR INVESTING ACTIVITIES	(10,049)	(15,445)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of SBA PPP - loan	88,374	-
Issuance/(repayment) of notes payable	(81,125)	163,060
Issuance/(repayment) of notes payable - related parties	(3,974)	3,974
Draws from line of credit	10,280	-
Member distributions	(253,904)	(250,758)
CASH USED FOR FINANCING ACTIVITIES	(240,349)	(83,724)
NET INCREASE (DECREASE) IN CASH	(22,395)	96,990
CASH AT BEGINNING OF YEAR	165,084	68,094
CASH AT END OF YEAR	$ 142,689	$ 165,084
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ 42,628	$ 27,032
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
The financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Industrial Sustainability Group Inc. is a Delaware Corporation, incorporated on February 10, 2021. The Company's goal is to become a leading provider of environmentally responsible products to help government, industrial and commercial organizations reduce operating expenses and their carbon footprint. See Note 8 for additional transactions related to Industrial Sustainability Group, Inc.

The Fuel Ox, LLC was incorporated in the State of New Jersey on March 14, 2013. The Company specializes in development of technologically advanced fuel treatments and lubricants for all industries.

Route 173 Partners LLC was incorporated in the State of New Jersey on January 17, 2018. Route 173 Partners LLC holds the real estate, that The Fuel Ox, LLC manufactures their product in.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation and Consolidation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

The financial statements include the consolidated results of The Fuel Ox, LLC and Route 173 Partners, LLC. As a result, the commonly controlled entities are consolidated, with accounts being combined from the earliest period presented and intercompany balances and transactions eliminated. In February 2021, both The Fuel Ox, LLC and Route 173 Partners, LLC became wholly owned subsidiaries of Industrial Sustainability Group, Inc.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Risks and Uncertainties (continued)
The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company believed all amounts in accounts receivable are collectable.

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment are depreciated over three years, while motor vehicles are depreciated over five years. Real estate buildings are depreciated over thirty-nine years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to franchise and income tax filing requirements in the State of New Jersey.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by fuel additive products. The Company's payments are generally collected net thirty. For years ending December 31, 2020 and 2019 the Company recognized $2,534,635 and $2,003,644 in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation are expensed as incurred.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in

1.   Summary of Significant Accounting Policies (continued)

New Accounting Pronouncements (continued)
any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   Property and Equipment

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Building	$ 350,925	$ 350,925
Land	116,975	116,975
Motor Vehicles	111,921	111,921
Equipment	83,500	73,451
	663,321	653,272
Less: Accumulated depreciation	109,705	67,155
Total	$ 553,616	$ 586,117

4.   Loan to Related Party

During 2020, a majority partner of the Company received a loan for $73,860 and created a note receivable to the Company. Per the loan agreement, the note bears 1% interest, minimum monthly payments of $238, commencing in January 2027 and has a maturity date in 2056.

5.   **SBA PPP Loan**

In 2020, the Company received loan proceeds of $88,374 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP Loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP Loan is evidenced by a promissory note, between the Company, as Borrower, and The Small Business Association., as Lender. The interest rate on the Note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

As noted above, the principal and accrued interest under the Note evidencing the PPP Loan are forgivable after twenty-four weeks as long the Company has used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period. The Company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP Loan, the Company must request forgiveness and must provide satisfactory documentation in accordance with applicable Small Business Administration ("SBA") guidelines. Interest payable on the Note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the Note. The Company will be obligated to repay any portion of the principal amount of the Note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

As of December 31, 2020, the Company believes that the PPP funds were used appropriately for all funds to be forgiven once the SBA processes the loan forgiveness application.

6.   **Notes Payable – Related Parties**

Since inception, related parties have provided loans to the Company valued at nil and $3,974 as of December 31, 2020 and 2019, respectively. Interest is accrued annually at 1% per annum. There are no minimum monthly payments.

7.   **Notes Payable**

Debt consisted of the following at December 31, 2020 and 2019:

	2020	2019
Contract note payable; interest at 5.88% per annum, maturing in October 2038, monthly payment of $2,214, collateralized by land and property	$ 293,036	$ 302,089
Contract note payable; interest at 12.99% per annum, maturing in November 2024, monthly payment of $4,569, collateralized by Company assets	167,064	197,596
Contract note payable; interest at 4.49% per annum, maturing in April 2023, monthly payment of $959, collateralized by a Company vehicle.	25,381	37,881
Contract note payable; interest at 4.49% per annum, maturing in December 2019, monthly payment of $959, collateralized by a Company vehicle.	-	29,040
	$ 485,481	$ 566,606
Less: Current portion of notes payable	54,441	
Long term portion of notes payable	431,040	

Maturity of the note payable is as follows:

December 31, 2021	$ 54,441
December 31, 2022	60,350
December 31, 2023	59,131
December 31, 2024	57,784
December 31, 2025	11,341
Thereafter	242,434
	$ 485,481

8.   **Subsequent Events**

On February 10, 2021, partners of The Fuel Ox, LLC and Route 173 Partners, LLC formed Industrial Sustainability Group, Inc, a Delaware Corporation. Industrial Sustainability Group, Inc. is authorized to issue up to 55,000,000 shares of stock (50,000,000 shares of common stock at a $0.001 par value and 5,000,000 shares of preferred stock at a $0.001 par value). Upon formation of Industrial Sustainability Group, Inc., 10,000,000 shares of common stock were issued to the partners of The Fuel Ox, LLC and Route 173 Partners, LLC.

8.   <u>**Subsequent Events (continued)**</u>

In January 2021, the Company received notice from their bank that the full $88,374 of PPP funds have been fully forgiven by the Small Business Administration.

The Company has evaluated subsequent events through March 31, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.